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Safety Arms Systems

Safety Arms Systems is on a mission to revolutionize the firearms industry through the development of advanced, 'smart gun' technology. We are committed to reducing gun violence and promoting responsible gun ownership. As a team of former law enforcement and military professionals with decades ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SAFETY ARMS SYSTEMS
01:50

Raised $7,779

Days Left 92

Launch — $9,999.40 Min — $1,234,999.68 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Safety Arms Systems is aiming to pioneer the next generation of firearm safety with our cutting-edge 'smart gun' technology. Our mission is to mitigate gun violence and empower responsible gun ownership. Leveraging the deep domain expertise of our team, comprising seasoned law enforcement and military veterans, we're introducing groundbreaking safety features into firearms that can distinguish authorized users, integrate with digital security systems, and provide unparalleled reliability.


Mission Statement
Safety Arms Systems is on a mission to revolutionize the firearms industry through the development of advanced, 'smart gun' technology.
We are committed to reducing gun violence and promoting responsible gun ownership.
As a team of former law enforcement and military professionals with decades of experience in the field, we understand the importance of safety and are dedicated to creating innovative solutions that meet the highest standards.
Our goal is to provide users with reliable, secure firearms that can be trusted to protect themselves and their loved one.
Together, we can create a safer future for all.

We've identified a growing demand for advanced safety in firearms among law enforcement agencies and consumers, confirmed through our initial market studies and ongoing dialogues with industry stakeholders. Our business model is designed for scalability, aiming to forge strong partnerships and secure government contracts, ensuring a broad adoption of our technology.


Safety Arms Systems
Companion App
Connected Device
Remote Lock
Connectivity
GPS
Geofence
Enhanced Asset Management
Real-Time Analytics

Investors have the opportunity to join us at the vanguard of this transformation. We are seeking partnerships and capital investment to expand our R&D capabilities, accelerate market entry, and establish Safety Arms Systems as the standard-bearer for firearm safety technology. Our commitment extends to rigorous compliance with all regulatory standards, ensuring our innovations not only lead the market but redefine it for enhanced public safety.

Together, let's unlock the potential for a safer tomorrow.

Security Type:
Equity Security

Price Per Share
$0.68

Shares For Sale
1,816,176

Post Money Valuation:
$55,634,999.7

Investment Bonuses!
Investors that invest by April 14th will receive 15% discount

Investors that invest by May 14th will receive a 10% discount.

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
October 31, 2024

Minimum Investment Amount:
$499.8

Target Offering Range:
$9,999.40-$1,234,999.68

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



Technology Stack

	Hardware	EUD Application	Data Transport	Cloud Services	Web Applications
Release 1: Vibration Monitoring	- Add two accelerometers for reliable detection of shots fired. - Accelerometer data is available via BLE characteristics to allow EUD to process the data.	Add support for real-time shot detection using DSP of accelerometer data from firearm (this data is pushed to cloud services)	MQTT + TCP/IP	Storage of EUD application data in RDBMS, exposed via a REST APT	Data explorer - dashboard for querying and viewing EUD application data by administrators and authorized users
Release 2: Maintenance Alerts	Add failure notifications to BLE interface	Collect maintenance data from hardware and push to cloud services	MQTT + TCP/IP	- Predictive analytics using classical heuristics and machine learning techniques - REST API for maintenance data	Enhanced data explorer/dashboard with support for real-time alerts and trend reporting
Release 3: Emergency Shutdown	Add kill switch support to BLE interface - kill switch implemented	Add in-app real time analytics for nearby firearms data and support for kill switch	MQTT + TCP/IP	Enhanced alerting support with push notifications for iOS and Android devices	Enhanced data explorer/dashboard with ability to manage end user hardware remotely

Problem

Ever since the Columbine High School mass shooting in Colorado, there has been an increasing number of mass shootings at our schools, theaters, hospitals, and other public places. Most recently Uvalde, Texas where 19 children and two teachers were killed by a lone gunman using an AR15 style firearm, and Covenant School where three children and three adults were killed. Additionally, an estimated 95% of violent gun crimes nationally are perpetrated by criminals using stolen weapons.


The Problem
01
Firearms are the #1 killer of children and adolescents in the United States - more than vehicle crashes, cancer, or drug overdose - 4000+ in 2020
02
2020 - CDC reports that 20,000+ suicides (⅔ of all suicides) in the US involved a firearm
Declared a public health crisis - focus has been placed on ease of access, mental health, and post-pandemic effects
03
2019 - ATF reports that of the 251,000 firearms traced to crime in the US, ~ 67,000 (27%) were reported as stolen
Includes firearms that were stolen from individuals, businesses, and law enforcement (handguns being the most common)
04
Law Enforcement Agencies have no way to prevent the loss, theft, or unauthorized use of their firearms
Since 2010, 1800 weapons have been stolen from 240 LE agencies across California alone (average rate of almost 1 every other day) - with fewer than 20% recovered
3

Unfortunately, it's impossible to get an exact number, unless all violent criminals are captured, and the weapon seized. However, a Special Report by the US Department of Justice (Source and Use of Firearms Involved in Crimes: Survey of Prison Inmates), showed that approximately 70% of criminals used a firearm that was either stolen, obtained it from the street through an underground market, or found it at the scene of another crime

Solution

Safety Arms Systems provides an alternative weapon system for those who choose to have personal safety at their work or home, but with the assurance that the weapon will not be used by unauthorized persons, such as criminals, children, or other family members. Our product will provide the authorized user a sense of comfort that the weapon, if stolen, can be tracked and its use in violent crimes prevented. Our weapon system includes:

1. Internal locking mechanism (patented)
2. Wi-Fi and cellular connectivity to lock/unlock the weapon (patent pending)
3. Mobile app to track and lock/unlock the weapon (patent pending)

The mobile app has many features, but the main ones are geofence areas where the authorized user sets to automatically lock the firearm – such as schools, hospitals, and other gun-free zones; movement sensors to alert owner that the weapon has been moved, and GPS to alert owner where the gun is located. Our services will include free downloads of the mobile app, subscription services, and support services for a single weapon. However, will have a subscription fee for multiple weapons on a single app feature.


Our Solution
Combines Safety & Reliability
Software that prevents unauthorized use of YOUR firearms - reducing violent crime & suicides in the community
Enhanced accountability for YOUR firearms - tracking and additional safety features
Full functionality in multiple firearms - pistols, shotguns, & rifles
Social Responsibility
Technology that can be implemented across all manufacturers
Firearms
4

Business Model

The gun manufacturing industry in the US is a $8bn+/year industry with various brands and types of weapon systems that are sold to the public, law enforcement, and military. Industry revenue is expected to increase at an annualized rate of 3.4% (IBISWorld Report – Guns & Ammunition Manufacturing in the US). Safety Arms Systems initial market focus will be on law enforcement. Followed by the DoD and consumer markets. Our team is uniquely positioned to capture law enforcement (local and state government investment) and DoD (Federal funding) due to the experiences of the CEO, management team, and Board of Advisors.

According to recent and independent surveys by both Johns Hopkins University and National Shooting Sports Foundation (NSSF), approximately 60% of the public who owns weapons said they would purchase a weapon system with advanced technology (locking systems, tracking, etc.) if it is reliable (University, 2016)[1]. Reliability in the technology is key to market acceptance.


Go To Market Strategy
Target Markets
Law Enforcement
DoD/DoJ
Consumers
Current Manufacturers
Positioning & Messaging
Only platform that can prevent the unauthorized use of any firearm without sacrificing firearm reliability
Customer Personas
Law Enforcement
DoD/DoJ
Consumers (Big 5)
Current Manufacturers
Channels
Current Manufacturers
Online Marketplaces
Major Distributors
Direct to Consumer (FFL)
Global (DDTC Permit)
Combination
Marketing Plan
Live Fire Demos
Trade Show Appearances
Public Relations Campaigns
Content Marketing
Social Media Marketing
Partners
Manufacturers
Law Enforcement
Major Distributors
Universities
Launch
Evaluate
Execute
Improve
Gather Feedback
Confidential and Proprietary

Safety Arms Systems will target three customer segments (in priority order): *Law Enforcement, Department of Defense/Justice*, and *Consumers*

Law Enforcement – our team has actively engaged 20+ law enforcement agencies in California to beta test our weapon system at their shooting ranges. These agencies have the funding and wherewithal to purchase and test at least 5 weapons each – 100 weapons in total. Nationally, we are positioning ourselves to attract at least 130 agencies to beta test (650 weapons). Once beta testing is completed and approved by these agencies, we will have the relationships in place to directly sell to those agencies and get our firearms in the field.

Department of Defense/Justice – DoD and DOJ require 20 weapons each to purchase for testing (40 weapons). Our team has extensive relationships within the DoD and a keen understanding of the procurement process to bring in the DoD and DOJ for beta testing. DoD currently sells light arms around the world to allied countries but has no control of where those firearms are deployed. For instance, Mexico recently announced that over 30% of the firearms purchased from the DoD were lost or stolen from their armories, most of which were used in criminal activity by the cartels[1]. Our product is a well-positioned solution for the DoD and other countries that require tracking and control of their inventory. Additionally, DoD can use our technology on any of their existing light weapon systems for training cadets and recruits while on the firing range. The range master can lock all the weapons with one button when the need arises.

Consumers – with confidence and a positive reputation established in law enforcement and DoD markets, we will look to break into the growing consumer market. This market would feel confident using technology tested and implemented by local police agencies and the military.

***In 2022, the consumer and law enforcement segments are expected to account for 44.5% of the industry revenue (IBISWorld).

Market Projection

Recent studies show there are well over 81-million-gun owners in the United States and approximately 400 million guns. Additionally, studies by various third-party groups have shown that 60% of all gun owners would purchase a weapon with advanced technology if its reliable – theoretically, we can say 60-million-gun owners would buy such technology. That alone constitutes a significant market. There have been other studies conducted for law enforcement use of similar technology where nearly 20% said they would be open to purchasing these weapons – again if the system is reliable. This percentage of law enforcement would equal approximately 120,000 officers nationally. Safety Arms Systems has even generated interest internationally as other countries aim to better track inventory and decrease misuse of firearms.


How Big is the Firearms Market?
In 2022, Safety Arms Systems conducted a national survey of Law Enforcement CEOs from 500 departments and 83% responded that they would be interested in equipping their force with this technology.
"Nearly 60% of Americans are willing to purchase a safer or childproof gun – a weapon that is only operable in the hands of an authorized user."
– Johns Hopkins Bloomberg School of Public Health
"Overall, rising geopolitical instability in many regions, including North America, is expected to fuel global firearms and munitions sales for years to come. The industry has seen annual growth rates of 6.9% from 2017-2022." - IBISWorld
Marketplace
USA Small Arms
Revenue - 2022
$8.1B
Serviceable
Addressable Market
$3.5B
Serviceable
Obtainable Market
Release 4
+other rifles
$105M
Release 3
+shotguns
$70M
Release 2
+pistols
(9mm, .40, .45)
$35M
Release 1
AR-15
$3.5M
Confidential and Proprietary

Our initial entry market, as mentioned, is US law enforcement agencies. These agencies are best suited for beta testing the weapons at their shooting ranges and to bring validation of the product to the public. Safety Arms Systems intends to manufacture 100-600 weapons (dependent on funding) and sell them to law enforcement agencies to conduct extensive testing. The weapons will be developed and manufactured with US DOJ and DoD requirements in mind. Our team is positioned to build weapons as required or needed depending on how many law enforcement agencies agree to conduct beta testing. We currently stand at around 100 agencies across the nation. In a recent survey of police chief in California, Utah, Maine, and Massachusetts, 85% said they would purchase our weapons.

Our second target market will be the DoD/DOJ for testing. This market is more difficult to penetrate, however, when accomplished it could lead to a large market for consistent sales. Once beta testing is completed with issues resolved, we will begin marketing and sales to the consumer market. Our main selling point is that local law enforcement agencies and DoD/DOJ have tested and approved these weapons for their own use. This gives credibility to the product and assurance to quality.


Product Roadmap
2022
2023
Q4
Q1
Q2
Q3
Q4
Complete Prototype x2
Live Fire Test
Demo Day
Law Enforcement Market
DoD/DoJ Market
Direct to Consumer Market/Distributors
Global Market
DoD/DoJ Market
Global Market
Global Market
R&D
Complete Prototype x2
Live Fire Test
Demo Day
Available All Markets
R&D All calibers
Live Fire Test 1
Live Fire Test 2
Live Fire Test 3
Available All Markets
Confidential and Proprietary
7

Although it's hard to count the total number of firearm sales in the US, certain credible organizations have extrapolated information from government agencies, like the FBI, ATF, and state agencies. The reason it's difficult to get exact number of sales is because the federal government is prohibited in obtaining a national database on gun purchases. Nonetheless, Small Arms Analytical and Forecasting (SAAF), one of the leading consulting firms in the industry, recently announced that by August 2020, US firearms unit sales were 1.8 million units, a year-to-year increase of 57%.

According to SAAF, some 1.5 million firearms were sold in April 2022, a year-over-year decrease of 20.7%. Handgun sales fell by 21.8%, whereas long guns dipped by 18.8%. "The April year-over-year drop in firearms unit sales fits the pattern thus far this year: drastic monthly drops relative to 2021 but still substantially above the pre-pandemic sales levels: in 2019, unit sales from January to April amounted to about 4.6 million whereas in 2022 they amounted to about 5.9 million for the same months," said SAAF Chief Economist Jurgen Brauer. Despite the drop, a nearly three-year-long stretch continues of 1.25 million or more guns leaving the shelves each month. It is the longest ever period of such strong sales for guns, and it shows little sign of slowing down.

Competition

There are 668 manufacturers of guns and ammunition in the US with $21.1bn in projected revenue for 2022. The single largest buyer is the military, and they are required to give a considerable share of contract spending to small business. The four largest players in the market account for 33.2% of industry revenue and this is slowly growing as they have undertaken inorganic growth strategies. "Overall, rising geopolitical instability in many regions, including North America, is expected to fuel global firearms and munitions sales for years to come." (IBISWorld)

IBISWorld identifies six Key Success Factors for this industry:

- Having a loyal customer base – cultivating and maintaining strong long-term customer relationships
- Access to high quality inputs – must be able to source a variety of raw materials, both from the US and overseas
- Effective quality control – must have detailed and extensive quality assurance programs
- Having a good technical knowledge of the product – must provide strong engineering, design, and technical support to clients
- Establishment of brand names – considered a major basis of competition
- Control of distribution arrangements – distinct advantage for cultivation, maintenance, and control of downstream distribution

When it comes to advanced technology in guns, few manufacturers are moving forward. Only two of the larger manufacturers attempted such technology, Smith and Wesson and Springfield Armories. However, their technology was the same as direct competitors also using biometrics and RFID – neither one has been fully accepted by both the consumer and law enforcement, therefore development was stopped.


Competition
Trufire
Biofire
Lodestar
Safety Arms Systems
Fail Dead
Yes
Yes
Yes
User defined
Multi-Users
Yes
No
No
Yes

The direct competitors mentioned are Biofire, Lodestar, and Armatix IP1, all of which are either using biometrics (thumbprint), RFID (radio frequency), and/or Bluetooth technology. Below, we will discuss each competitor using a hybrid SWOT-like analysis.

Biofire

Strengths

raised over $17mm (2022); largest private investment in firearm technology
40+ staff of engineers and technicians
Protype built and tested

Weaknesses

Protype failed during live fire demo on multiple occasions; live stream and the following public disappointment led to postponing production for unknown amount of time
Firearm is locked by default
Uses thumbprint, which is known for delay, to unlock the gun; caters to only right-handed shooters
No tracking ability
Focused only on consumer handgun market

Lodestar

Strengths

Co-Founder and CTO has 15+ years with Product Development at Remington and Smith & Wesson
Two ways to unlock the firearm (PIN and biometric sensor)
Optional Bluetooth for smartphone activation

Weaknesses

Uses thumbprint, which is known for delay, to unlock the gun; caters to only right-handed shooters
No tracking ability
Focused on consumer handgun market only

Armatix GmbH (Armatix IP1)

Strengths

German gun manufacturer with experience in the arms industry

Weaknesses

Protype has failed on multiple occasions by allowing unauthorized users to fire the handgun with the authorized user nearby (was also hacked and re-programmed in less than 30 seconds using magnets)
Only available in .22
Must wear an RFID watch that is properly synchronized with the handgun
To unlock requires: watch synchronization + five-digit PIN + pre-programmed time frame for usage

The US DOJ, Office of Justice Programs conducted a study on "smart" gun technology and law enforcement. The project looked at police requirements for a "smart" gun, whether technologies exist to meet these requirements, and how a smart gun should operate. Several categories of technologies were investigated, and the usefulness of promising technologies was demonstrated in models. Project findings indicate that many police officers have been killed by adversaries who obtain the officer's firearm and that officers have very idealistic requirements for such technology. Police officers want their firearms to operate predictably and to be reliable in all environments and circumstances. Although many technologies have favorable attributes to meet a subset of police requirements, there is no perfect technology at the present time. Demonstration models used with 14 "smart" gun technologies illustrate operational concepts and validate both police requirements and technology evaluations.

According to Police1, the premier law enforcement magazine, A big concern among law enforcement over models that employ biometric technology like fingerprint scanning is the authentication simply doesn't work 100% of the time – as anyone with an iPhone can attest. All it takes are duty gloves or dirty or wet fingers to lock a user out of their own weapon.

And, of course, any time you introduce electronics into the equation, you're vulnerable to hackers. RFID, for example, can be hacked. As seen with the Armatix IP1 "smart" gun – including the ability to circumvent the gun's safety systems with about $15 worth of magnets.

Safety Arms Systems weapons are completely different then all these current technologies, and we are the only manufacturer using our patented technology. Our weapons are not locked prior to use – they are virtually the same as any other weapon without advanced technology. The major difference is the ability to allow the authorized user to lock the weapon on demand (remotely) in the event it is lost or stolen, or when the authorized user doesn't want a family member to access the weapon. So, in effect, the user is not relying on technology to unlock the weapon in the event of an emergency.

MetroIAF, a coalition of activists, say over a hundred police departments have signed a letter of interest in advanced technology, and the International Association of Chiefs of Police (IACP) has said that there would be "plenty of agencies interested in beta testing." Richard Beary, former president of the IACP, told the Washington Post in 2016 there would be "plenty of agencies interested in beta testing the technology."

Traction & Customers

Safety Arms Systems recently unveiled the weapon system at the International Association of Chiefs of Police IACP, in San Diego. We received 315 pre-orders from Police Chiefs and other law enforcement executives. The pre-orders equate to over 800K in sales and will be delivered in June, 2024. We attended the SHOT Show in January 2024 and received rave reviews from all participants. We had gun distributors from Canada, Mexico and Israel who have expressed interest in becoming the sole distributors in their respective countries.

The Israeli company mentioned that the Israeli government has shown an interest in arming their citizens due to the terrorist attack on October 7. He said our weapon system is the perfect solution to arm their citizenry and has invited us to Israel to speak with their government. Likewise with Mexico and Canada – they also want a solution to the unique problems they face in their countries.



Traction
Secured Supply Chain and Design Partners
twilio
RUBATO
911EDA
PCB Layout & Design
FAULHABER
Range Testing Partners
University Partner
AMERICAN UNIVERSITY
Discussions with Major Distributors
Partnership Discussions with Current Manufacturers
COLT
DANIEL DEFENSE
Confidential and Proprietary

Safety Arms Systems was specifically requested to attend the Border Patrol and Security Conference to showcase the weapon system in May of 2024. We will be attending that event where the Homeland Security and Defense Department officials and executives will attend.

Additionally, our traction includes:

we have reached out to other law enforcement agencies who have agreed to see the product tested at the range. One of those agencies is LAPD. We are also excited about the partnerships we have secured recently with key companies:

Alpha Machina – has agreed to CNC all our machined parts, with the first two prototypes free of charge

Faulhaber Micromo LLC – international company who makes micro-motors for all industry needs that has agreed to make a motor specifically for our design

911EDA PCB Design – premier PCB designing firm that creates PCB's for any application and size

Rubato Productions, Inc – leading aerospace and automation company that has agreed to write the software for the PCB board.



Financials
Hardware Units Sold Over Time
Revenue Vs Expenses
Dec-23
Dec-24
Dec-25
Dec-26
Dec-27
Revenues
Expenses
Profit Margins
Confidential and Proprietary

All these key partners are working on this project for free or at reduced pricing because they believe in this product and how it can make our communities safer. Their goal is to be exclusive vendors/suppliers as Safety Arms Systems grows.

Investors

Safety Arms Systems has no previous funding experience and have been bootstrapped to this point. Below is how they intend to use the raised funds:

Use of Funds

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	7.40%	$740	7.40%	$91,390
Research & Development	50.00%	$5,000	50.00%	$617,500
Testing and Equipment	2.60%	$260	2.60%	$32,110
Salaries	40.00%	$4,000	40.00%	$494,000
Total	100%	$10,000	100%	$1,235,000

Terms

Safety Arms Systems Corp. ("Safety Arms Systems," the "Company," "we," or "us"), a California C-Corp incorporated on 10/27/2021, is holding the following offering:

Safety Arms Systems Corp. will be offering Preferred Stock at $0.68 per share.
Target Offering: $9,999.4 | 14,705 preferred stock
Maximum Offering Amount: $1,234,999.68 | 1,816,176 preferred stock
Type of Security: Preferred Stock
Offering Deadline: October 31, 2024
Minimum Investment: $499.80

Bonuses:
Investors that invest by April 14th will receive 15% discount
Investors that invest by May 14th will receive a 10% discount.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $499.80. The Company must reach its Target Offering Amount of $9,999.4 by October 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.40 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview | Team | About | Communication Channel | Updates



Edmond W. Dadisho
CEO/CFO
Background
Law Enforcement



Russell Fertitta
COO
Background
Military/Business Consultant



Wilson O. Dadisho
Director, Product Development
Background
Manager Product Development

Overview | Team | About | Communication Channel | Updates

Company Website

Legal Company Name

Safety Arms Systems

Location

21457 Pumice Ln
Wildomar, California 92595

Number of Employees

10

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

January 4, 2024